FOR IMMEDIATE RELEASE

Monday, April 2, 2007

 (No.2007-04-05)

CARMANAH SIGNS SUPPLY AGREEMENT FOR UP TO $1.56 MILLION IN

SOLAR BUS SHELTER LIGHTING WITH TRIMET, OREGON

Victoria, British Columbia, Canada – Monday, April 2, 2007 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce it has entered a supply agreement with the Tri-County Metropolitan Transportation District of Oregon (TriMet) to provide more than 550 Carmanah i-SHELTER™ solar-powered LED bus shelter lighting systems.  The supply agreement is valid from March 1, 2007 to February 28, 2009, with TriMet's option to extend the contract for three additional years.  If fully exercised, the value of the supply agreement is up to Cdn$1,560,810.

TriMet has been using Carmanah's unique i-SHELTER solar-powered LED bus shelter lighting systems since the Fall of 2004 when it retrofitted 52 systems to existing shelters along one of its Frequent Service lines.  The initial installation has been very successful; each turnkey, compact i-SHELTER system took less than 60 minutes to install and all have been extremely durable and cost-effective – providing bright, reliable illumination under all weather conditions with no maintenance.

For illumination output, TriMet specified a minimum of 7.0 foot-candles (ft-cd).  Through the intelligence of the Company's advanced MICROSOURCE® energy management technology, Carmanah's i-SHELTER systems were able to deliver more than three times this requirement.  The original 52 solar-powered i-SHELTER systems installed in 2004 will displace more than 34,000 kWHr's of energy over 10 years, equating to a reduction of more than 23,000kg in greenhouse gas emissions (CO2, SO2 and N2O).

"We are very pleased to see TriMet extending its commitment to our solar LED lighting technology,” states Carmanah's CEO, Art Aylesworth.  “The i-SHELTER and award-winning i-STOP® products we have created specifically for the transit industry are developing an exemplary track record and resulting reputation.  More than 250 North American agencies are now using these products and Carmanah is widely considered the solar lighting solution provider of choice.”

About i-SHELTER Solar-Powered Bus Shelter Lighting

Carmanah's i-SHELTER™ solar LED lighting systems feature the most advanced solar shelter lighting technology in the industry.  Using Carmanah's field-proven, patented MICROSOURCE® energy management system, i-SHELTER™ systems are an extremely reliable, cost-effective, and high performance lighting solution that can be installed quickly to new or existing shelters without the need for trenching, cabling or grid power connections.  i-SHELTER™ lighting systems are designed to operate without servicing for up to five years at which point only battery replacement may be required. For more information about Carmanah's unique solar-powered LED transit shelter and bus stop lighting solutions, visit www.transitlights.com.

About Tri-Met

TriMet is Portland Oregon’s regional transit authority, serving 1.3 million people over 575 square miles of urban streets.  TriMet has experienced ridership growth for 17 straight years and more than 60 million passengers use TriMet’s bus transportation system annually.  The tri-city region and TriMet are known for their industry leading practices and outstanding passenger services. As a result, more than 80% of the agency’s passengers are “riders by choice” – meaning they have personal vehicles available, (or choose not to own one), but prefer to ride TriMet.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in renewable and energy-efficient technology solutions.  The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com